EXHIBIT 12.2

Boston Edison Company

Consolidated Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	12 Months Ended June 30,		For the Year Ended December 31,
Fixed Charge Ratio Components	2002		2001		2000		1999		1998		1997
Pre-Tax Income from Continuing Operations:
Net Income	$131,064		$150,353		$146,028		$160,314		$157,337		$144,642
Tax Expense	85,017		97,574		100,898		68,564		82,639		82,455

Pre-Tax Income from Continuing Operations:	216,081		247,927		246,926		228,878		239,976		227,097

Fixed Charges:
Interest Expense	94,160		98,936		114,211		97,757		91,114		106,899
Rentals	19,033		19,033		15,100		13,400		9,784		9,359

Total Fixed Charges:	113,193		117,969		129,311		111,157		100,898		116,258

Pre-Tax Income from Continuing Operations, plus Fixed Charges	$329,274		$365,896		$376,237		$340,035		$340,874		$343,355

Ratio of Earnings to Fixed Charges	2.91	x	3.10	x	2.91	x	3.06	x	3.38	x	2.95	x

Securitization Interest	39,377		41,475		45,505		20,408		—		—

Ratio of Earnings to Fixed Charges Excluding Securitization Interest	3.93	x	4.24	x	3.95	x	3.52	x	3.38	x	2.95	x